Registration No. 33-96354
Filed pursuant to Rule 424(b)(3)
Prospectus
Bank of Montreal
Shareholder Dividend Reinvestment and Share Purchase Plan
     The Bank of Montreal Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”) permits the reinvestment of a shareholder’s cash dividends to purchase additional common shares (the “common shares”) of Bank of Montreal (“BMO” or the “Bank”). The purchase price of such common shares, if purchased on the open market, will be based on the average of the actual cost incurred by the Agent to purchase such common shares and, if purchased from the Bank, will be based on the average of the closing prices for a board lot of the Bank’s common shares on the Toronto Stock Exchange on the five trading days on which at least a board lot of the Bank’s common shares was traded immediately preceding the Investment Period (as defined in the Plan). There may also be a discount of up to 5% from such Average Market Price (as defined in the Plan) if the Bank issues new common shares from its treasury. As of the date of this prospectus, the applicable discount for shares purchased from the Bank is 2%.
     Optional cash payments of up to $40,000 (Canadian or U.S.) in each twelve month period ending October 31 will be used to purchase common shares under the Plan on the same average price basis as set forth above, without any discount.
     This prospectus relates to the common shares of the Bank to be purchased pursuant to the Plan on behalf of U.S. resident holders of common shares. The information provided in this prospectus includes the offering circular provided by the Bank to current participants in the Plan and to all those holders eligible to participate in the Plan, which is attached in its entirety as Annex A to this prospectus.
     The Plan is available to registered holders of common shares and registered holders of any series of either class A or B preferred shares of the Bank which have been determined to be eligible to participate in the Plan. All administrative expenses, including brokerage commissions, fees or other expenses of the Agent, will be paid by the Bank.
     The common shares of the Bank are listed on the Toronto Stock Exchange and on The New York Stock Exchange.
     Any questions regarding the Plan should be addressed to the Agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 (Telephone: 1-800-340-5021).
     Investing in the BMO common shares involves certain risks. To read about certain factors you should consider before buying BMO common shares, see the “Risk Factors” section on page 6 of this prospectus and in our most recent annual report on Form 40-F, which is incorporated by reference herein, as well as any other reports on Form 6-K that are specifically incorporated by reference herein.
     These securities have not been approved or disapproved by the United States Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is January 6, 2009.

Presentation of Financial Information
     We prepare our consolidated financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of significant differences between Canadian and U.S. GAAP and a reconciliation of the consolidated balance sheet and statement of income, you should read the section titled “Note 31: Reconciliation of Canadian and United States Generally Accepted Accounting Principles” in our Annual Report on Form 40-F for the fiscal year ended October 31, 2008.
     Additionally, we publish our consolidated financial statements in Canadian dollars. In this prospectus and any applicable supplement, currency amounts are stated in Canadian dollars (“$”), unless specified otherwise. As indicated in the table below, the Canadian dollar has fluctuated in value compared to the U.S. dollar over time.
     The tables below set forth the high and low daily noon buying rates, the average yearly rate and the rate at period end between Canadian dollars and U.S. dollars (in U.S. dollars per Canadian dollar) for the five-year period ended October 31, 2008 and the high and low daily noon buying rates for November, 2008 and December, 2008 (through December 30, 2008). On December 30, 2008, the noon buying rate was U.S. $0.8187 = $1.00. Our reference to the “noon buying rate” is the inverse of the rate in The City of New York for cable transfers in foreign currencies as announced by the U.S. Federal Reserve Bank of New York for customs purposes on a specified date.

Year Ended October 31	High	Low	Average Rate(1)	At Period End
2004	0.8201	0.7158	0.7606	0.8191
2005	0.8615	0.7872	0.8241	0.8477
2006	0.9100	0.8361	0.8827	0.8907
2007	1.0531	0.8437	0.9149	1.0531
2008	1.0908	0.7727	0.9690	0.8225

Additional Periods	High	Low
November, 2008	0.8694	0.7782
December, 2008 (through December 30)	0.8360	0.7710

Note:

(1)	The average of the noon buying rates on the last business day of each full month during the relevant period.

Caution Regarding Forward-Looking Statements
     Our public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (the “SEC”), or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2008 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
     By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
     The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
     We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion in our annual Report on Form 40-F, which is incorporated by reference herein and which outlines in detail certain key factors that may affect our future results. When relying on forward-looking statements to make decisions with respect to BMO, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

Enforceability of Certain Civil Liabilities and Agent for
Service of Process in the United States
     BMO is incorporated under the laws of Canada pursuant to the Bank Act (Canada). Substantially all of BMO’s directors and executive officers and certain experts named herein are residents of Canada, and all or a substantial portion of the assets of such persons and a substantial portion of the assets of BMO are located outside the U.S. Consequently, it may be difficult for you to effect service of process within the U.S. upon such persons, or to realize in the U.S. upon judgments rendered against BMO or such persons by the courts of the U.S. predicated upon civil liabilities under the federal securities laws of the U.S. There is substantial doubt as to the enforceability in Canada against BMO or any of its directors and executive officers or experts named herein who are not residents of the U.S., in original actions or in actions for enforcement of judgments ordered by U.S. courts, of liabilities predicated solely on the federal securities laws of the U.S. BMO has appointed Laura D. Ryan, Bank of Montreal, 111 W. Monroe Street, Chicago, Illinois 60603 as its agent in the U.S. upon whom service of process against it may be made in any action based on this prospectus.
Where You Can Find More Information
     In addition to our continuous disclosure obligations under the securities laws of the Provinces and Territories of Canada, we are subject to the information reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file or furnish reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed or furnished by us in accordance with such requirements, can be inspected and copied by you at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549, with the SEC. You may read and copy any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N. E., Washington, D.C. 20549. You can get further information about the SEC’s Public Reference Room by calling 1-800-SEC-0330. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov. Our common shares are listed on the New York Stock Exchange, and reports and other information concerning us can be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. Information about us can be located at our website at www.bmo.com. All Internet references in this prospectus are inactive textual references and we do not incorporate website contents into this prospectus.
     We have filed with the SEC a registration statement on Form F-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the Bank, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

Incorporation of Certain Information by Reference
     The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded to constitute a part of this prospectus.
     We incorporate by reference the documents listed below and all documents which we subsequently file with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC rules) pursuant to Section 13(a), 13(c), 14, or 15(d) Exchange Act until the termination of the offering of the securities under this prospectus:
•	Annual Report on Form 40-F for the year ended October 31, 2008 (File No. 001-13354);

•	Reports on Form 6-K filed on December 15, 2008 (relating to the consent of KPMG LLP incorporated by reference herein) and on January 6, 2009 (File No. 001-13354); and

•	Description of the common shares of the Bank contained in (i) the Bank’s Form 8-A (File No. 001-13354) filed September 26, 1994, and (ii) the Bank’s Registration Statement on Form F-4 (as amended) (File No 333-146697).
     We may also incorporate any other Form 6-K that we submit to the SEC on or after the date of this prospectus and prior to the termination of this offering if the Form 6-K filing specifically states that it is incorporated by reference into the registration statement of which this prospectus forms a part.

     You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:
Bank of Montreal
Corporate Secretary’s Department
100 King Street West
1 First Canadian Place
Toronto, Ontario
Canada M5X 1A1
(416) 867-6785
Risk Factors
     Investment in our common shares is subject to various risks, including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any securities, you should consider carefully the risks described in the documents incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference). You should consider the categories of risks identified and discussed in the management’s discussion and analysis of financial condition and results of operations included in our Annual Report on Form 40-F for the fiscal year ended October 31, 2008, including those summarized under “Caution Regarding Forward-Looking Statements” above.
Bank of Montreal
     Bank of Montreal commenced business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act, and is named in Schedule I of the Bank Act (Canada) (the “Bank Act”). The Bank Act is the charter of the Bank and governs its operations.
     The Bank’s head office is located at 129 rue Saint Jacques, Montreal, Quebec, H2Y 1L6, and its executive offices are located at 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1. The Bank’s telephone number is (416) 867-6785.
Certain Matters Relating to the Bank’s Board of Directors
     The Bank Act requires that the number of directors on the Bank’s board of directors be at least seven. Currently, the Bank’s board of directors consists of eighteen members. All directors of the Bank are elected annually.
     The Bank’s by-laws require that at least 75% of the members of the Bank’s board of directors, and the Bank Act requires that at least a majority of the Bank’s board of directors, be resident Canadians. In addition, directors may not transact business at a meeting of directors or of a committee of directors unless a majority of directors present are resident Canadians or if such business is subsequently confirmed by a majority of the resident Canadian directors. Four directors shall constitute a quorum at any meeting of the board of directors. Under the Bank Act, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the votes cast at a special meeting of shareholders. A vacancy created by such removal may be filled at the meeting or by a quorum of the directors. Bank policies stipulate that a director shall not stand for re-election at the first annual meeting after reaching the age of 70.
Conflicts of Interest
     The Bank Act contains detailed provisions with regard to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested. These provisions include procedures for: disclosure of the conflict of interest and the timing for such disclosure; the presence of directors at board meetings where the proposal, arrangement or contract giving rise to the conflict of interest is being considered, and voting with respect to the proposal, arrangement or contract giving rise to the conflict of interest; and other provisions for dealing with such conflicts of interest. The Bank Act also contains detailed provisions regarding transactions with persons who are related parties of the Bank, including directors of the Bank. See “— Borrowing Powers.”
Compensation
     The by-laws of the Bank have provisions with regard to remuneration of directors. The board of directors may from time to time by resolution determine their remuneration that may be paid, but such remuneration may not exceed in each year an aggregate cap set out in the by-laws, and individually may be in such amounts as the board may by resolution determine. The directors may also be paid their reasonable out-of-pocket expenses incurred in attending meetings of the board, shareholders or committees of the board or otherwise in the performance of their duties.
     Bank policy requires that directors hold at least six times their annual retainer in common shares and/or deferred share units (“Deferred Share Units”) under the Bank’s Stock Plan for Non-Employee Directors and until this level is obtained, directors must take 100% of their annual retainer in the form of either common shares (which are purchased on the open market) or Deferred Share Units. Once this threshold has been reached, directors must take 50% of their annual retainer in common shares (which are purchased on the open market) or in Deferred Share Units. A Deferred Share Unit is an amount owed by the Bank to directors having the same value as one common share, but is not paid out (in cash or in common shares purchased on the open market) until such time as the director leaves the board, thereby providing an ongoing equity stake in the Bank throughout the director’s period of board service. Directors have the option to receive up to 100% of their annual retainer and meeting fees in this manner. Only non-employee directors can receive Deferred Share Units.
Borrowing Powers
     The directors of the Bank may, without authorization of the shareholders, authorize the Bank to borrow money. The Bank Act, however, prohibits the Bank from entering into transactions with persons who are deemed to be related parties of the Bank, subject to certain exceptions. Related party transactions may include loans made on the credit of the Bank. In addition, the by-laws of the Bank may be amended, as described in “— Amendment to the By-laws of the Bank”, to vary the borrowing authority of directors in this regard.
Meetings of the Shareholders
Annual Meetings; Shareholder Proposals
     The Bank is required to hold an annual meeting of shareholders not later than six months after the end of each financial year on such day and at such time as its directors shall determine.
     A shareholder who is entitled to vote at an annual meeting of shareholders may (i) submit to the Bank notice of any matter that the shareholder proposes to raise at the meeting, and (ii) discuss at the meeting any matter in respect of which the shareholder would have been entitled to submit a proposal. If the Bank solicits proxies for such annual meeting, it is required to set out in the management proxy a proposal submitted by a shareholder for consideration at such meeting. If so requested by a shareholder who submits a proposal to the Bank, the Bank is required to include in the management proxy circular, or attach thereto, a statement by the shareholder of not more than two hundred words in support of the proposal and the name and address of the shareholder. A proposal may include nominations for the election of directors if it is signed by one or more shareholders of shares representing in the aggregate not less than 5% of the shares of the Bank or 5% of the shares of a class of shares of the Bank entitled to vote at the meeting at which the proposal is to be presented.
     The Bank is not required to comply with the obligations to include the proposal, or a statement of the shareholder submitting a proposal, in its management proxy circular, if
•	the proposal is not submitted to the Bank at least the prescribed number of days before the anniversary date of the notice of meeting that was sent to shareholders in respect of the previous annual meeting of shareholders;

•	it clearly appears that the primary purpose of the proposal is to enforce a personal claim or redress a personal grievance against the Bank or its directors, officers or security holders;

•	it clearly appears that the proposal does not relate in a significant way to the business or affairs of the Bank;

•	the person submitting the proposal failed within the prescribed period before the Bank receives their proposal to present, in person or by proxy, at a meeting of shareholders a proposal that at their request had been set out in or attached to a management proxy circular;

•	substantially the same proposal was set out in or attached to a management proxy circular or dissident’s proxy circular relating to, and presented to shareholders at, a meeting of shareholders of the Bank held within the prescribed period before the receipt of the proposal and did not receive the prescribed minimum amount of support at the meeting; or

•	the rights to submit a proposal as described above are being abused to secure publicity.
     If the Bank refuses to include a proposal in a management proxy circular, it is obligated to notify the shareholder in writing of such refusal and its reasons for such refusal. The shareholder may apply to a court if such shareholder claims it has been aggrieved by such refusal, and the court may restrain the holding of the meeting at which the proposal is sought to be presented and may make such further order it thinks fit. In addition, if the Bank claims to be aggrieved by the proposal, it may apply to a court for an order permitting the Bank to omit the proposal from the management proxy circular.
Special Meetings
     A special meeting of the shareholders may be called at any time by the directors and, subject to certain provisions of the Bank Act, must be called by the directors upon the written request of shareholders who together hold not less than 5% of the issued and outstanding shares of the Bank that carry the right to vote at the meeting.
Amendments to the By-laws of the Bank
     Under the Bank Act, the rights of holders of the Bank’s shares can be changed by the board of directors of the Bank by making, amending or repealing the by-laws of the Bank. The board of directors of the Bank must submit a by-law, or an amendment to or a repeal of a by-law, to the shareholders of the Bank, in accordance with the procedures of the Bank Act and the by-laws of the Bank, and the shareholders must approve the by-law, amendment to or repeal of the by-law by special resolution to be effective. Under the Bank Act, a special resolution is a resolution passed by a majority of not less than two thirds of the votes cast by or on behalf of the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. In some circumstances, the Bank Act mandates that holders of shares of a class or a series are entitled to vote separately as a class or series on a proposal to amend the by-laws of the Bank.
Bank Act Restrictions and Approvals
     Under the Bank Act, the Bank, with the prior consent of the Superintendent of Financial Institutions (Canada), may redeem or purchase any of its shares unless there are reasonable grounds for believing that the Bank is, or the redemption or purchase would cause the Bank to be, in contravention of any regulation made under the Bank Act respecting the maintenance by banks of adequate capital and adequate and appropriate forms of liquidity, or any direction to the Bank made by the Superintendent pursuant to subsection 485(3) of the Bank Act regarding its capital or its liquidity. No such direction to the Bank has been made to date.

     The Bank is also prohibited under the Bank Act from paying or declaring a dividend if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of any regulation made under the Bank Act respecting the maintenance by banks of adequate capital and adequate and appropriate forms of liquidity, or any direction to the Bank made by the Superintendent pursuant to subsection 485(3) of the Bank Act regarding its capital or its liquidity. No such direction to the Bank has been made to date.
Additional Restrictions on Declaration of Dividends
     Pursuant to agreements made between the Bank, BNY Trust Company of Canada and BMO Capital Trust (a subsidiary of the Bank) (the “Trust”), the Bank has covenanted with the holders of the outstanding Trust Capital Securities of the Trust (the “BMO BOaTS”) that, if the Trust fails to pay in full a required distribution on any series of the BMO BOaTS, the Bank will refrain from declaring dividends of any kind on the Bank’s common shares or preferred shares until during or after the month commencing immediately after the third month (with respect to the BMO BOaTS — Series A, B and C), or fourth month (with respect to the BMO BOaTS — Series D and E), in which the Bank ordinarily declares dividends from time to time on the Bank’s common shares or any of its preferred shares, unless the Trust first pays the required distribution (or the unpaid portion thereof) to the respective holders of BMO BOaTS.
     Pursuant to an agreement between the Bank, BMO Capital Trust II (a subsidiary of the Bank) and Computershare Trust Company of Canada, the Bank has covenanted for the benefit of holders of outstanding BMO Tier 1 Notes — Series A (“Tier 1 Notes”) of BMO Capital Trust II that, in the event that interest on the Tier 1 Notes is not paid in full in cash, the Bank will not declare dividends of any kind on any preferred shares of the Bank or on any of the outstanding common shares until the sixth month following the relevant interest payment date on which the interest was not paid in full in cash.
     For further information regarding the Capitalization of the Bank, see “Consolidated Capitalization of the Bank”.
Restraints on Bank Shares Under the Bank Act
     The Bank Act contains restrictions on the issue, transfer, acquisition and beneficial ownership of all shares of a chartered bank. The following is a summary of such restrictions. No person shall be a major shareholder of a bank if such bank has equity of $8 billion or more (which would include the Bank). A person is a major shareholder of a bank where (i) the aggregate of shares of any class of voting shares owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares of such bank.
     In addition, the Bank Act prohibits banks, including the Bank, from transferring or issuing shares of any class to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.

Consolidated Capitalization of the Bank
     The following table sets forth the consolidated capitalization of the Bank at October 31, 2008(1):

As of
October 31, 2008
(In millions of
Canadian dollars)
Non-Controlling Interest in Subsidiaries(2)
BMO BOaTS — Series D(3)	$606
BMO BOaTS — Series E(3)	454
Non-Controlling Interest in Other Subsidiaries	340

Total Non-Controlling Interest in Subsidiaries	1,400

Subordinated Debt	4,315
Capital Trust Securities(2)
BMO BOaTS — Series A	350
BMO BOaTS — Series B	400
BMO BOaTS — Series C	400

Total Capital Trust Securities	1,150

Preferred Share Liability(4)(5)	250
Shareholders’ Equity
Preferred Shares(4)(6)	1,746
Common Shares(7)	4,708
Contributed Surplus	69
Retained Earnings	11,632
Accumulated Other Comprehensive Loss	(251)

Total Shareholders’ Equity	17,904

Total Capitalization	$25,019

Notes:

(1)	This table does not reflect any changes that resulted from the Bank’s redemption of $250 million Class B Preferred Shares Series 6 on November 25, 2008 nor the issuance of $150 million Class B Preferred Shares Series 18 on December 11, 2008 and of 33,340,000 common shares on December 24, 2008. It also does not include the $800 million of 5.75% Subordinated Notes due 2022 issued by BMO Subordinated Notes Trust or the $450 million of 10.22% BMO Tier 1 Notes — Series A due 2107 issued by BMO Capital Trust II.

(2)	For more information on the classification of Capital Trust Securities, please refer to Note 19 of the audited consolidated financial statements of the Bank for the year ended October 31, 2008 incorporated by reference in this prospectus.

(3)	Amounts shown for BMO BOaTS — Series D and BMO BOaTS — Series E are net of external issuance costs of $5 million and $3 million, respectively, and include accrued distribution liability of $11 million and $7 million, respectively.

(4)	Preferred Share Liability consists of Class B Preferred Shares Series 6, and Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 5, 10, 13, 14, 15 and 16. For more information on the classification of Preferred Shares, please refer to Note 21 of the audited consolidated financial statements of the Bank for the year ended October 31, 2008 incorporated by reference in this prospectus.

(5)	On November 25, 2008, the Bank redeemed the $250 million Class B Preferred Shares Series 6.

(6)	On December 11, 2008, the Bank issued $150 million of Class B Preferred Shares Series 18 resulting in net proceeds of approximately $146 million.

(7)	On December 24, 2008, the Bank issued 33,340,000 common shares resulting in net proceeds of approximately $960 million.

Validity of the Bank’s Common Shares
     The validity of the common shares of the Bank offered hereby will be passed upon by Osler, Hoskin & Harcourt LLP, Toronto, Ontario, Canada, Canadian counsel for the Bank.
Experts
     The consolidated balance sheets of the Bank as of October 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of October 31, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s Comments by Auditors for US Readers on Canada – US Reporting Differences dated November 25, 2008 covering the October 31, 2008 financial statements refers to changes in accounting for Financial Instruments in 2007 and 2008.
Indemnification
     The Bank indemnifies each member of its Board of Directors to the fullest extent allowed under the Bank Act, if such member (a) acted honestly and in good faith with a view to the best interests of the Bank and (b) in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, had reasonable grounds for believing that the impugned conduct was lawful. These indemnification provisions could be construed to permit or require indemnification for certain liabilities arising out of United States federal securities laws. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Bank pursuant to the foregoing provisions, the Bank has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable in the United States.

Annex A
BANK OF MONTREAL
SHAREHOLDER DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN
This Offering Circular covers common shares of Bank of Montreal (the “Bank”) which may be purchased on the open market through the facilities of a stock exchange or issued by the Bank under the Bank of Montreal Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”). The offering of the common shares pursuant to the Plan to U.S. residents will be made only by means of a prospectus.
The Plan provides a means for holders of common shares of the Bank or shares of any series of either class A or class B preferred shares of the Bank which have been determined to be eligible to participate in the Plan by the Board of Directors of the Bank (collectively the “eligible shares”) to invest in common shares without payment of brokerage commissions or service charges of any kind, subject to restrictions contained in the Bank Act (Canada) as noted in the Plan under “Eligibility and Enrollment”.
Participants in the Plan may:
(a)	Dividend Reinvestment Option — reinvest the cash dividends paid on eligible shares held by a participant in common shares at the Average Market Price (as defined below). There may be a discount of up to 5% from the Average Market Price for common shares newly-issued from treasury in connection with the reinvestment of cash dividends on eligible shares; and/or

(b)	Optional Cash Payments — invest in common shares at the Average Market Price by making optional cash payments at any time in any amount up to an aggregate of $40,000 (Canadian or U.S.) in each twelve month period ending October 31, whether or not dividends on eligible shares are being invested.
The price (the “Average Market Price”) at which common shares will be acquired during an Investment Period (as defined in the Plan) by Computershare Trust Company of Canada (the “Agent”) on behalf of participants with cash dividends on eligible shares and optional cash payments will be,
(a)	when common shares are to be purchased directly from the Bank, the average of the closing prices for a board lot of the common shares of the Bank on the Toronto Stock Exchange on the five trading days on which at least a board lot of the Bank’s common shares was traded immediately preceding an Investment Period; and

(b)	when common shares are to be purchased on the open market through the facilities of a stock exchange, the average of the actual cost (excluding brokerage commissions, fees and all transaction costs) incurred by the Agent to purchase such shares in such Investment Period.
The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.
The reinvestment of dividends does not relieve participants of any liability for taxes on those dividends. Shareholders should consult their tax advisers about the tax consequences arising from their participation in the Plan.

A-i

QUESTIONS AND ANSWERS

1.	What is the Shareholder Dividend Reinvestment and Share Purchase Plan?
     The Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”) provides a means for registered holders of eligible shares of the Bank to acquire common shares by the reinvestment of their cash dividends on eligible shares and the investment of optional cash payments.

2.	What are the advantages of the Plan?
     Common shares may be purchased quarterly with reinvested cash dividends on eligible shares. Common shares also may be purchased monthly with optional cash payments up to a limit of $40,000 (Canadian or U.S.) in each twelve month period ending October 31. Full investment of funds is possible because the Plan permits fractions of common shares, as well as whole common shares, to be purchased and held for participants. In addition, dividends on such fractions of shares, as well as on whole shares, will be reinvested in common shares.
     There are no service charges or brokerage commissions payable by participants in connection with common shares acquired under the Plan.
     The price of common shares purchased with reinvested cash dividends on eligible shares and with optional cash payments will be the Average Market Price. There also may be a discount of up to 5% from the Average Market Price for common shares newly-issued from treasury in connection with the reinvestment of cash dividends on eligible shares. The discount does not apply to common shares purchased on the open market in connection with the reinvestment of cash dividends on eligible shares. The discount will not apply to the Average Market Price established for the purchase of shares under the “Optional Cash Payment” feature of the Plan. The Bank will announce by way of press release and in dividend announcements whether common shares purchased through dividend reinvestment under the Plan will be purchased on the open market or newly-issued from treasury, and any applicable discount for the dividend reinvestment.
     Regular statements of account are provided for participants’ record keeping.
     A participant may terminate participation at any time without penalty by giving written notice to the Agent.
     All administrative costs of the Plan are borne by the Bank.

3.	Who is eligible to participate?
     Subject to the restrictions contained in the Bank Act and referred to in the Plan under “Eligibility and Enrollment”, any holder of eligible shares of the Bank whose shares are registered in the name of a bank, trust company, investment dealer or other intermediary must become a shareholder of record by having such shares transferred into his or her own name. However, an owner whose eligible shares are held in a specific segregated registered account, such as a numbered account with a bank, trust company, investment dealer or other intermediary, may be able to instruct that bank, trust company, investment dealer or other intermediary to enroll such shares in the Plan.
     A holder of eligible shares of the Bank held in the name of a bank, trust company, investment dealer or other intermediary may make initial optional cash payments without first becoming a registered shareholder of the Bank. To do so, the bank, trust company, investment dealer or other intermediary must provide the Agent with a duly completed Reinvestment Enrollment — Participant Declaration Form and a certification indicating that the initial optional cash payment is being made on behalf of a person who holds at least one eligible share of the Bank in an account with the bank, trust company, investment dealer or other intermediary.
     Non-registered owners of eligible shares should contact the bank, trust company, investment dealer or other intermediary through which they hold eligible shares for further details.

4.	How does an eligible shareholder become a participant in the Plan?
     A shareholder may become a participant in the Plan by completing the Reinvestment Enrollment - Participant Declaration Form and returning it to the Agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. Once enrolled, participation in the Plan continues until terminated or until the Plan itself is terminated by the Bank. No further action is required unless the participant wants to change the terms of current participation in the Plan. Such form must be received by the Agent no later than three business days prior to a dividend record date in order for participation in the Plan to be applicable for the respective record date.

5.	How are optional cash payments made?
     The opportunity to make optional cash payments is available to all eligible shareholders. Optional cash payments may be made at any time, but may not exceed a total of $40,000 (Canadian or U.S.) in each twelve month period ending October 31.
     A cash payment may be made when enrolling in the Plan by enclosing a cheque payable to the Agent with the completed Optional Cash Purchase (OCP) — Participant Declaration Form in addition to meeting compliance measure(s) as explained in the form.
     Thereafter, cash payments may be made by using the Optional Cash Purchase (OCP) — Contribution Voucher portion of the statement sent to participants; additional cash payment forms may be obtained at any time from the Agent. The same amount of money need not be sent each month and there is no continuing obligation to make cash payments.

6.	Is it necessary to reinvest cash dividends on eligible shares in order to make optional cash payments?
     No. An eligible shareholder may participate in the Plan by making optional cash payments without reinvesting cash dividends on eligible shares. However, dividends on common shares purchased with optional cash payments will be reinvested in accordance with the provisions of the Plan.

7.	Where will the common shares purchased under the Plan be acquired?
     The common shares purchased by the Agent will be either existing shares purchased on the open market through the facilities of a stock exchange or shares newly-issued directly by the Bank from treasury. Under the Plan, the Board of Directors of the Bank determines which of these two sources the Agent will use.

8.	How will common shares be purchased for participants?
     The Bank will, after deducting any applicable withholding taxes on dividends payable to shareholders who are not residents of Canada, pay over to the Agent all cash dividends payable on eligible shares of the Bank held of record by participants and all cash dividends on common shares held of record by the Agent for participants under the Plan. During the Investment Period at the end of each month the Agent will apply such funds together with all optional cash payments received to the purchase of common shares of the Bank which the Agent will hold for participants in its name or the name of its nominee.
     Optional cash payments will be applied by the Agent for investment in common shares of the Bank during the first Investment Period following receipt of such payment, provided that such payments are received by the Agent no later than two business days before the Investment Period in a month when the common shares are to be purchased on the open market through the facilities of a stock exchange, and five business days before such Investment Period in a month when the common shares are to be issued by the Bank. Optional cash payments which are received too late will be invested in the following month’s Investment Period except when the Agent considers that it would be obliged to hold such cash payments for longer than 35 days, in which case the Agent will return such payments to the participant.
     No interest will be paid on any funds held by the Agent for investment.
     All common shares of the Bank purchased for participants by the Agent on or before the record date for any common share dividend will be entitled to receive that dividend. Common shares purchased after any such particular record date will not be entitled to receive that dividend.

9.	What will be the price of common shares purchased under the Plan?
     The price of the common shares purchased with reinvested cash dividends on eligible shares will be the Average Market Price (as defined in the Plan). There may also be a discount of up to 5% from the Average Market Price if the Bank issues the common shares from treasury.
     The price of the common shares purchased from treasury or on the open market with optional cash payments will be the Average Market Price of the common shares and no discount from such purchase price shall be applied.

10.	Will certificates be issued for common shares purchased?
     Normally, certificates for common shares purchased under the Plan will not be issued to participants. The number of common shares held for an account under the Plan will be shown on the participant’s statement of account. This convenience protects against loss, theft or destruction of stock certificates. Dividends paid on common shares held for participants will be reinvested under the Plan unless the shares are withdrawn.
     A participant may remain a participant and request a certificate for any number of whole common shares held by the Agent for his account by duly completing the withdrawal portion of the voucher located on the reverse of the statement of account and sending it to the Agent. Certificates, or a Direct Registration Advice, will normally be forwarded within seven days of receipt by the Agent of the request. Accounts under the Plan are maintained by the Agent in the name in which the eligible shares are registered at the time of enrolling in the Plan and withdrawals from the Plan will be similarly registered when issued.

11.	How is participation in the Plan terminated?
     A participant may terminate participation in the Plan at any time by duly completing the termination portion of the voucher on the reverse of the statement of account and sending it to the Agent. Also, the Bank reserves the right to terminate the participation of a participant in the Plan: (i) at any time, if less than one whole common share is held for such participant under the Plan; and (ii) upon prior written notice, if less than ten whole common shares are held for such participant under the Plan and if such participant has not made any optional cash payments for six consecutive quarterly dividend periods. Any such participant may re-enroll in the Plan at any time.

12.	What happens when participation in the Plan is terminated?
     When participation in the Plan is terminated or upon termination of the Plan by the Bank, a certificate, or a Direct Registration Advice, for whole common shares held for such participant under the Plan will be issued and a cash payment will be made for any fraction of a common share and any uninvested optional cash payments. When terminating participation in the Plan, a participant may, if desired, request that all of the common shares held for the participant’s account in the Plan be sold. If sale of all common shares is specified in the notice of termination, such sale will be made by the Agent at prevailing market prices as soon as practicable following receipt by the Agent of such notice. The proceeds of such sale, less brokerage commissions and transfer taxes, if any, will be paid to the terminating participant by the Agent.

13.	When participation in the Plan is terminated, how much time is required to forward share certificates and cheques?
     Normally, certificates, or a Direct Registration Advice, and cheques will be forwarded to terminating participants within seven days of receipt by the Agent of the request. However, if the notice of termination is not received by the Agent at least three business days prior to a dividend record date, settlement of the participant’s account will not be made until after reinvestment of the next quarterly dividend; certificates, or a Direct Registration Advice, and cheques will normally be forwarded within seven days of the Investment Period of the month in which the dividend payment occurs.

14.	May the Plan be changed or terminated?
     The Plan may be amended, suspended or terminated by the Bank at any time.

15.	What kind of statements will be sent to participants in the Plan?
     A statement will be mailed to each participant approximately three weeks after each transaction in the participant’s account. The statements are a participant’s continuing record of purchases made and should be retained for tax purposes. In addition, each participant will receive tax information annually for reporting dividends paid on Plan shares.

16.	What are the tax consequences of participation in the Plan?
     It should be understood that because dividends are invested participants are not relieved of any liability for taxes that may be payable on such amounts.
     An explanation of certain tax implications of the Plan may be found in this Offering Circular under “Taxes”. Shareholders should also consult their tax advisers about the tax consequences which will result from their participation in the Plan.
All communications with the Agent and any further questions regarding the Plan should be addressed to:

Computershare Trust Company of Canada
9th Floor
100 University Ave.
Toronto Ontario M5J 2Y1
Telephone:	Canada and the United States 1-800-340-5021 (toll free)
All other countries 514-982-7800
Website:	www.computershare.com\bmo

THE BANK
Bank of Montreal (the “Bank”), a chartered bank subject to the provisions of the Bank Act, was founded in 1817 and is Canada’s oldest chartered bank. The head office is at 129 rue Saint-Jacques, Montreal, Québec, H2Y 1L6, and the executive offices are located at 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
THE PLAN
Purpose
     The Bank of Montreal Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”) provides a means for holders of record of common shares of Bank of Montreal (the “Bank”) or shares of any series of either class A or class B preferred shares of the Bank which have been determined to be eligible to participate in the Plan by the Board of Directors of the Bank (collectively the “eligible shares”), who are not subject to the restrictions of the Bank Act referred to herein, to invest cash dividends on eligible shares and optional cash payments (up to an aggregate sum of $40,000 (Canadian or U.S.) in each twelve month period ending October 31) in common shares of the Bank. Such shares are purchased by an Agent who acts on behalf of the participants under the Plan. The Agent purchases such shares, as determined from time to time by the Bank’s Board of Directors, either on the open market through the facilities of a stock exchange or directly from the Bank. Thus the Plan also provides a means by which the Bank may acquire additional equity capital.
Advantages
     A participant may purchase common shares of the Bank quarterly with all the cash dividends paid on eligible shares of the Bank which are registered in the name of the participant. The price of common shares purchased in connection with reinvested cash dividends on eligible shares will be the Average Market Price (as hereinafter defined). There may also be a discount of up to 5% from the Average Market Price for common shares newly-issued from treasury in connection with the reinvestment of cash dividends on eligible shares. The discount does not apply to common shares purchased on the open market in connection with the reinvestment of cash dividends on eligible shares.
     A participant may, as provided herein, also purchase common shares monthly with optional cash payments up to an aggregate sum of $40,000 (Canadian or U.S.) in each twelve month period ending October 31. The price of common shares purchased from treasury or on the open market with optional cash payments will be the Average Market Price and no discount from such price shall be applied.
     No brokerage commissions, fees or service charges are payable by participants in connection with purchases of common shares made under the Plan. Full investment of funds is possible under the Plan because the Plan permits fractions of common shares (calculated to four decimal places) as well as whole common shares to be held by the Agent for the participants’ accounts under the Plan. Also, dividends in respect of whole common shares and fractions of common shares purchased under the Plan will be held by the Agent for the participants’ accounts until invested under the Plan. All dividends paid by the Bank on the common shares held for a participant’s account under the Plan will be automatically invested in common shares. Purchases of common shares under the Plan will be made on a monthly basis by the Agent.
Administration
     Computershare Trust Company of Canada (the “Agent”) acts as the Agent for the participants under the Plan pursuant to an agreement which may be terminated by the Bank or the Agent at any time. The Bank will promptly pay over to the Agent all cash dividends payable on eligible shares of the Bank held of record by participants and all cash dividends on common shares held of record by the Agent for participants under the Plan (less, in each case, any applicable withholding taxes for shareholders who are not residents of Canada). The Agent will apply such funds together with all optional cash payments received to the purchase of common shares for the participants. Common shares purchased under the Plan will be registered in the name of the Agent, as Agent for participants in the Plan. Should Computershare Trust Company of Canada cease to act as Agent under the Plan, another agent will be designated by the Bank.
     The terms of this Plan are intended to comply with the requirements of the Income Tax Act (Canada) and the administrative policies and assessing practices of the Canada Revenue Agency, and shall be interpreted and administered in accordance with all such requirements notwithstanding any other provision of this Plan to the contrary.
Eligibility and Enrollment
     Subject to certain Bank Act restrictions noted below, any holder of record of eligible shares of the Bank is eligible to enroll in the Plan at any time by signing an Reinvestment Enrollment - Participant Declaration Form and returning it to the Agent. A person who is a beneficial and not a record owner of such shares (e.g. whose shares are held by, and registered in the name of, a bank, trust company, investment dealer or other intermediary for the account of the participant) will be required to transfer such shares into his or her own name or into a specific segregated registered account such as a numbered account with a bank, trust company, investment dealer or other intermediary in order for that person to become a participant in the Plan.
     Holders of eligible shares of the Bank held in the name of a bank, trust company, investment dealer or other intermediary may make initial optional cash payments without first becoming registered shareholders of the Bank. To do so, the bank, trust company, investment dealer or other intermediary must provide the Bank with a duly completed Reinvestment Enrollment — Participant Declaration Form and certification indicating that the initial optional cash payment is being made on behalf of a person who holds at least one eligible share of the Bank in an account with the bank, trust company, investment dealer or other intermediary. Once a participant has enrolled in the Plan, participation continues automatically unless terminated in accordance with the terms of the Plan.
     When enrolling in the Plan a completed Reinvestment Enrollment — Participant Declaration Form must be received by the Agent no later than three business days before a record date for a dividend on eligible shares in order for that dividend to be invested under the Plan in accordance with such authorization.

     A Reinvestment Enrollment - Participant Declaration Form may be obtained at any time by calling 1-800-340-5021 or at www.computershare.com\bmo or by sending a written request addressed to the Agent.
     The Bank Act contains provisions which prohibit or constrain the issue or transfer of shares of any class of shares of the Bank to certain persons or groups of persons, depending upon their accumulated beneficial share ownership or resident status. The Bank Act further contains provisions which restrict the right of certain persons or groups of persons to exercise voting rights attached to any class of shares of the Bank. The Bank will notify any participant if it becomes aware that these Bank Act provisions might affect such participant.
     In addition, the Bank may, in its sole discretion, determine from time to time that any shareholder or group of shareholders may not participate or continue to participate in the Plan.
Purchase of Common Shares
     Authorization
     The Reinvestment Enrollment - Participant Declaration Form directs the Bank to forward to the Agent all the participating shareholder’s cash dividends on eligible shares held of record by the participant and directs the Agent, as Agent for such participant, to invest such dividends together with all optional cash payments received by the Agent in common shares of the Bank for the participant. Optional cash payments may be made at any time, except as otherwise provided herein, but may not exceed, in the aggregate, the sum of $40,000 (Canadian or U.S.) in each twelve month period ending October 31.
     Conversion of U.S. Dollar Optional Cash Payments
     On the business day before each Investment Period (as hereinafter defined) the Agent will convert all U.S. dollar denominated optional cash payments on hand into Canadian dollars at the Bank of Canada Noon Rate for that day.
     Application of Funds
     The Agent will apply funds received under the Plan to the purchase of common shares during the Investment Period in respect of each month. If for any reason dividends or optional cash payments held by the Agent for investment on behalf of a participant have not been applied to the purchase of common shares within 35 days of receipt in the case of optional cash payments, or within 30 days following the dividend payment date in the case of funds received as dividends, they will be returned, or paid over in the case of dividends, by the Agent to the participant.
     Investment Period
     The “Investment Period” in respect of any month,
(a)	when common shares are to be purchased directly from the Bank, will be the last business day of that month; and

(b)	when common shares are to be purchased on the open market through the facilities of a stock exchange,
(i)	in the case of a month during which there is a payment date for a cash dividend on the Bank’s common shares, will commence on the trade date for transactions which settle on such dividend payment date (according to the practices of such stock exchanges as the Agent may utilize from time to time) and end on the day that the Agent completes the purchase of the common shares required for that month; and

(ii)	in the case of any other month, will commence on the trade date for transactions which settle on the last business day of the month (according to the practices of such stock exchanges as the Agent may utilize from time to time) and end on the day that the Agent completes the purchase of the common shares required for that month.
     Further Provisions with respect to Optional Cash Payments
     On the condition that a completed Optional Cash Purchase (OCP) — Participant Declaration Form in addition to meeting compliance measure(s) as explained in the form has been timely received by the Agent, all optional cash payments will be applied by the Agent to investment in common shares of the Bank during the first Investment Period following receipt of such payment, provided that such payments are received by the Agent no later than two business days before the Investment Period in a month when the common shares are to be purchased on the open market through the facilities of a stock exchange, or five business days before the Investment Period in a month when the common shares are to be issued by the Bank. Cash payments may be made when enrolling in the Plan by enclosing a cheque, made payable to the Agent, with the Reinvestment Enrollment - Participant Declaration Form. Thereafter, cash payments may be made by using the return portion of the statement of account sent to participants by the Agent.
     Optional cash payments which are received too late in a month to be accepted for investment during that month’s Investment Period will be invested in the following month’s Investment Period. Notwithstanding the foregoing, optional cash payments which, as provided herein, would otherwise be invested in the Investment Period for the following month, will not be accepted by the Agent if it considers that it would be obliged to hold such cash payments for longer than 35 days.
     Dividends on Common Shares Held by Agent for Participants
     Dividends paid on common shares held by the Agent for the account of a participant under the Plan will be automatically reinvested in common shares during the relevant Investment Period for that dividend payment.

     Interest
     No interest will be paid to participants on any funds held by the Agent for investment under the Plan.
     Source of Common Shares Purchased
     The common shares acquired by the Agent for participants will be either existing common shares purchased on the open market through the facilities of a stock exchange or newly issued common shares purchased from the Bank, as determined from time to time by the Bank pursuant to a resolution of its Board of Directors, and advised on a timely basis to the Agent.
     Price of Common Shares Purchased
     The price (the “Average Market Price”) at which common shares will be acquired during an Investment Period by the Agent on behalf of participants with cash dividends on eligible shares and optional cash payments will be,
(a)	when common shares are newly-issued from treasury and purchased directly from the Bank, the average of the closing prices for a board lot of the common shares of the Bank on the Toronto stock exchange on the five trading days on which at least a board lot of the Bank’s common shares was traded immediately preceding an Investment Period; and

(b)	when common shares are purchased on the open market through the facilities of a stock exchange, the average of the actual cost (excluding brokerage commissions, fees and all transaction costs) incurred by the Agent to purchase such shares in such Investment Period.
     For common shares newly-issued from treasury in connection with the reinvestment of cash dividends on eligible shares, there may be a discount of up to 5% from the Average Market Price. The Bank shall from time to time and in its sole discretion determine the amount of any applicable discount.
     The Bank will announce by way of press release and in dividend announcements whether common shares purchased through dividend reinvestment under the Plan will be purchased on the open market or newly-issued from treasury, and any applicable discount for the dividend reinvestment.
Allocation to Participants of Common Shares Purchased
     At the end of each Investment Period each participant’s account will be credited with that number of common shares purchased for the participant, including fractions computed to four decimal places, which is equal to the aggregate amount to be invested for each participant at the applicable common share price.

Costs
     All administrative costs of the Plan, including any brokerage commissions or the fees or other expenses of the Agent, are borne by the Bank. There are no charges payable by a participant upon termination of participation in the Plan; however, if a participant’s notice of termination requests the sale of all of the common shares held for the participant’s account in the Plan, the participant will pay applicable brokerage commissions and transfer taxes, if any, on all dispositions of common shares effected for his or her account by the Agent.
Reports to Participants
     The Agent will maintain an account for each participant in the Plan. A statement of account will be mailed out to each participant approximately three weeks after each transaction in the participant’s account. These statements are a participant’s continuing record of the cost of purchases and should be retained for income tax purposes. In addition, each participant will receive annually from the Agent tax information for reporting dividends paid on common shares held under the Plan.
Certificates for Common Shares
     Common shares purchased under the Plan will be registered in the name of the Agent, as Agent for participants in the Plan, and certificates, or a Direct Registration Advice, for such shares will not be issued to participants unless specifically requested. The number of common shares purchased under the Plan will be credited to Plan accounts established for participants and shown on their statements of account.
     A participant who is not terminating participation in the Plan may, by duly completing the withdrawal portion of the voucher located on the reverse of the statement of account and sending it to the Agent, have common share certificates, or a Direct Registration Advice, issued and registered in the participant’s name for any number of whole common shares held for the participant’s account under the Plan. Such requests should be mailed to the Agent. Normally, certificates, or a Direct Registration Advice, will be issued to a participant within seven days of receipt by the Agent of a participant’s written request. Any remaining whole common shares and fractions of a common share will continue to be held for the participant’s account under the Plan.
     Accounts under the Plan are maintained in the names in which certificates of the participants were registered at the time they entered the Plan. Consequently, certificates, or a Direct Registration Advice, for whole common shares will be similarly registered when issued.
Pledging of Shares
     Common shares held by the Agent for a participant under the Plan may not be pledged, sold or otherwise disposed of by the participant. A participant who wishes to effect any such transaction must request that certificates, or a Direct Registration Advice, for such shares be issued in the participant’s name.

Termination of Participation
     Participation in the Plan may be terminated by a participant at any time by giving written notice to the Agent.
     Participation in the Plan will be terminated automatically upon receipt by the Agent of a written notice of the death of the participant. In such case, certificates, or a Direct Registration Advice, for whole common shares of the Bank will be issued in the name of the deceased participant and/or in the name of the estate of the deceased participant, as appropriate, and the Agent will send such certificates, or a Direct Registration Advice, and a cash payment for any uninvested optional cash payments and for any fraction of a common share to the representative of the deceased participant.
     The Bank reserves the right to terminate at any time the participation of a participant in the Plan if less than one whole common share is held for such participant’s account under the Plan. The Bank also reserves the right to terminate, upon prior written notice, the participation of a participant in the Plan if less than ten whole common shares are held for such participant under the Plan and if such participant has not made any optional cash payments for six consecutive quarterly dividend periods. Any such participant may re-enroll in the Plan at any time.
     When participation in the Plan is terminated, the participant will receive a certificate, or a Direct Registration Advice, for the whole common shares held for such participant’s account and a cash payment for any fraction of a common share and for any uninvested optional cash payments. If notice of termination is received by the Agent at least three days prior to the applicable record date in respect of a cash dividend on eligible shares held by the participant, the participant’s account will be closed. Any requests received after the above date will be held until the end of the Investment Period of the month in which the dividend payment occurs.
     Upon termination of participation, a participant may request that all common shares, both whole shares and any fraction of a share, held for the participant’s account under the Plan be sold. If sale of all common shares is specified in the notice of termination, such sale will be made by the Agent, through a stock broker designated by the Agent, as soon as practicable following receipt by the Agent of such notice. The proceeds of such sale, less brokerage commissions and transfer taxes, if any, will be paid to the terminating participants by the Agent. Common shares that are to be sold may be commingled with common shares of other terminating participants, in which case the proceeds to each terminating participant will be based on the average sales price of all shares so commingled. With respect to any fraction of a common share interest, the Agent will pay cash determined in the same manner as provided hereinabove with respect to the sale of the whole common shares.
Rights Offering
     In the event the Bank makes available to holders of its common shares rights to subscribe to additional common shares or other securities, rights certificates will be issued by the Bank to each participant for the number of whole common shares held for a participant’s account under the Plan on the record date for such rights issue plus the number of common shares, if any, held of record by such participant. Rights based on a fraction of a common share held for a participant’s account will be sold for such a participant by the Agent and the net proceeds invested as an optional cash payment during the next Investment Period.

Stock Dividends and Stock Splits
     Any common shares of the Bank distributed pursuant to a stock dividend or a stock split on common shares held by the Agent for participants under the Plan will be retained by the Agent and credited by the Agent proportionately to the accounts of the participants in the Plan. Certificates, or a Direct Registration Advice, for any common shares resulting from a stock dividend or a stock split on common shares held of record by a participant will be mailed directly to the participant in the same manner as to shareholders who are not participating in the Plan.
Shareholder Voting
     Subject to the provisions of the Bank Act, whole common shares held for a participant’s account under the Plan on the record date for a vote of shareholders will be voted in the same manner as the participant’s common shares of record are voted, either by proxy or by the participant in person. If the participant is no longer a holder of record of common shares, or is a holder of record of eligible series of either class A or class B preferred shares which are entitled to vote at a meeting of shareholders, the whole common shares held for such participant’s account will be voted in accordance with the instructions of the participant given on a form to be furnished by the Bank. Shares for which instructions are not received will not be voted.
Liability of the Bank and the Agent
     Neither the Bank nor the Agent shall be liable for any act, or for any omission to act, including, without limitation, any claims for liability:
(a)	arising out of failure to terminate a participant’s account upon such participant’s death prior to receipt of notice in writing of such death; and

(b)	with respect to the prices at which common shares are purchased for the participant’s account and the times such purchases are made.
     Participants should recognize that neither the Bank nor the Agent can assure a profit or protect them against a loss on the common shares purchased under the Plan.
Amendment, Suspension or Termination of the Plan
     The Bank reserves the right to amend or suspend, in whole or in part, or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice the interests of the participants. All participants will be sent written notice of any such amendment, suspension or termination. In the event of termination of the Plan by the Bank, certificates, or a Direct Registration Advice, for whole common shares held for participants’ accounts under the Plan and cash payments for any fraction of a common share and for any uninvested optional cash payments will be remitted with due dispatch by the Agent to the participants. In the event of suspension of the Plan by the Bank, no investment will be made by the Agent during the

Investment Period immediately following the effective date of such suspension; cash payments for any optional cash payments which are not invested as of the effective date of such suspension and dividends on eligible shares which are subject to the Plan and which are paid after the effective date of such suspension will be remitted by the Agent to the participants.
Notices
     All notices required to be given under the Plan shall be mailed to participants at the addresses shown on the records at the Bank.
Effective Date of this Plan
     This Plan became effective April 1, 1981 and is amended and restated as of January 5, 2009.
TAXES
Certain Canadian Federal Income Tax Considerations
     The following is a summary of the principal Canadian federal income tax considerations generally applicable to a participant under the Plan who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) (the “Tax Act”) and the Income Tax Regulations (the “Regulations”), deals at arm’s length with and is not affiliated with the Bank, holds shares acquired under the Plan as capital property, and has cash dividends paid on common shares of the Bank reinvested under the Plan.
     This summary is based upon the current provisions of the Tax Act and the Regulations, and all specific proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account Canadian provincial or territorial income tax laws, or foreign tax considerations.
     This summary does not apply to: (i) a participant who is subject to the “mark-to-market” rules under the Tax Act applicable to certain “financial institutions”; (ii) a participant an interest in which is a “tax shelter investment”; or (iii) a participant to whom the “functional currency” reporting rules apply (all as defined in the Tax Act).
     This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular participant under the Plan. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective participants should consult their own tax advisers having regard to their own particular circumstances.

     Canadian Residents
     This portion of the summary is generally applicable to a participant under the Plan who, at all relevant times, for purposes of the application of the Tax Act, is, or is deemed to be resident in Canada.
     All cash dividends paid on common shares of the Bank that are reinvested on behalf of a participant will generally be subject to the tax treatment normally applicable to taxable dividends (including eligible dividends) from taxable Canadian corporations. For example, in the case of a participant who is an individual, such dividends will be subject to the normal gross-up and credit rules or, in the case of a participant who is a private corporation or one of certain other corporations, a refundable tax will apply to the amount of the dividend. Other taxes could apply depending on the circumstances of the participant.
     The right granted under the terms of the Plan to reinvest cash dividends paid on common shares in common shares newly-issued from treasury at the Average Market Price, less a discount of up to 5% of the Average Market price, and the exercise of such right, should not give rise to a taxable benefit under the Tax Act.
     A participant will not realize any taxable income when the participant receives certificates, or a Direct Registration Advice, for whole common shares credited to the participant’s account, either upon the participant’s request, upon termination of participation or upon termination of the Plan.
     The cost to a participant of common shares acquired under the Plan will be the price paid for the shares by the participant. For the purpose of computing the adjusted cost base of such shares to the participant, the cost of the shares will be averaged with the adjusted cost base of all common shares of the Bank held by the participant as capital property.
     A participant may realize a capital gain or loss on the disposition of shares acquired through the Plan, including in the case of a fraction of a common share.
     Non-Residents of Canada
     This portion of the summary is generally applicable to a participant under the Plan who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada, and who does not carry on business in Canada. Special rules, which are not discussed in this summary, may apply to a non-Canadian participant that is an insurer that carries on an insurance business in Canada and elsewhere.
     Dividends which a participant who is not a resident of Canada designates for investment under the Plan will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the participant is entitled under any applicable income tax convention between Canada and the country in which the participant is resident. For example, where a participant is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980), as amended, and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%. The amount of dividends to be invested under the Plan will be reduced by the amount of tax withheld.

     Gains on the disposition of the Bank’s common shares by a non-resident of Canada are generally not subject to Canadian income tax unless such shares are or are deemed to be “taxable Canadian property” within the meaning of the Tax Act and the non-resident is not entitled to relief under any applicable income tax convention between Canada and the country in which the participant is resident. Provided the common shares of the Bank are listed on a designated stock exchange, such shares will generally not be taxable Canadian property to a participant unless, at any time during the five-year period immediately preceding a disposition, the participant, persons with whom the participant did not deal at arm’s length or the participant and persons with whom the participant did not deal at arm’s length owned or had an interest in or option to acquire 25% or more of the issued shares of any class or series of shares of the Bank.
Certain United States Tax Considerations for United States Residents
     The following is a general summary of the principal U.S. federal income tax consequences of the ownership of common shares and participation in the Plan as of the date hereof. The summary is applicable to U.S. holders (as defined below) who are residents of the U.S. for purposes of the current Canada-United States Income Tax Convention (1980), as amended. Except where noted, it deals only with common shares held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, life insurance companies, persons holding common shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, persons owing 10% or more of the voting stock of the Bank, and persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of common shares should consult their own tax advisers concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.
     As used herein, the term “U.S. holder” means a beneficial holder of a common share that is (i) a citizen or resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
     A U.S. holder participant will realize ordinary taxable income from cash dividends on the Bank’s common shares and any deemed dividend resulting from a discount in the purchase price as discussed below. The gross amount of the dividends, including any amounts deducted for Canadian withholding taxes, will be subject to United States taxation. If the U.S. holder participant so elects with respect to all foreign taxes, he will be entitled to a credit against his United States Federal income tax liability for the Canadian withholding tax imposed on those dividends. The amount of the credit will be subject to limitations contained in the foreign tax credit provisions of the Code. A U.S. holder participant who finds that, because of such limitations, it is more advantageous in the United States resident participant’s particular case to claim Canadian withholding tax as a deduction rather than as a credit may do so, but only for a year for which the United States resident participant elects to do so with respect to all foreign taxes.
     A participant in the Plan will recognize dividend income for United States tax purposes on the dividend payment date as described below.
     If the dividend (reduced by withheld Canadian income tax) is used to acquire common shares on the participant’s behalf on the open market, the participant will recognize a dividend equal to the sum of (i) amount of cash which he or she would have received had the dividend been paid in cash (including the amount of withheld Canadian income tax) and (ii) the participant’s pro-rata share of the brokerage commissions paid by the Bank with respect to the purchase of the common shares.
     If the dividend (reduced by Canadian tax withheld) is used to purchase common shares from the Bank, the participant will recognize a dividend equal to the sum of (i) the amount of cash which he or she would have received had the dividend been paid in cash and (ii) the Canadian tax withheld.
     In addition, a participant who purchases common shares under the Plan will recognize dividend income if (i) the shares are purchased directly from the Bank rather than on the open market and (ii) the purchase price is less than the fair market value of the common shares. In such case, the amount of the additional taxable dividend resulting from the purchase price discount will be the difference between the fair market value of the common shares acquired and the amount paid for the common shares.
     If common shares acquired on the participant’s behalf under the dividend reinvestment aspect of the Plan are purchased on the open market, the participant’s tax basis in those shares will equal the price paid for the shares (including the participant’s pro-rata share of the brokerage commissions paid by the Bank with respect to the purchase of the common shares). If common shares acquired on the participant’s behalf under the dividend reinvestment aspect of the Plan are purchased from the Bank, the participant’s basis in those shares will equal the fair market value of the common shares at the time they were acquired. The tax basis to a participant purchasing shares under the optional share purchase aspect of the Plan will be the amount the participant pays for the common shares.
     The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Canadian dollars equal to the U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or the disposition of the Canadian dollars will be treated as ordinary income or loss.
     A participant will realize a gain or loss when common shares are sold or exchanged, whether pursuant to the participant’s request upon termination of participation in the Plan or by the participant after receipt of common shares from the Plan, and, in the case of any fraction of a common share, when the participant receives a cash adjustment for a fraction of a common share. The amount of such gain or loss will be the difference between the amount which the participant receives for the common shares or fraction of a common share and the tax basis therefor. The gain or loss will be a capital gain or loss if the common shares are held as “capital assets” (within the meaning of the Code — generally, property held for investment) and will be long-term if the holding period for such common shares exceeds one year.
USE OF PROCEEDS
     The Bank will only receive proceeds under the Plan if common shares are issued directly by the Bank rather than being purchased in the open market through the facilities of a stock exchange. Such proceeds, as and when received, will be used by the Bank for general corporate purposes.